Annual Report
(EXHIBIT A TO FORM C-AR)
April 30, 2018

Duralogic USA, Inc.



SUMMARY

Duralogic USA, Inc. ("Ravean", "Viori", "Serene Heat", the "Company," "we," "us", or "our") is a Delaware C-Corporation, which was formed on June 28, 2017. The company was previously a Utah LLC company formed on August 4, 2015 that was converted to a Delaware corporation as stated above. The Company is currently also conducting business under the names of Ravean and Serene Heat.

The Company, having sold Series Seed Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.ravean.com.

The Company is located at 12 La Montagne Ln, Sandy, UT 84092.

The Company's website is https://www.ravean.com.

The Business

Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

The Business Plan

Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The development and commercialization of our products are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development, and marketing their products and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly, or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on third parties to provide raw materials and completed products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or service.

We have taken out a $500,000 revenue share loan.

In the event that we are unable to meet certain projected financial targets and repay this loan as outlined in our agreement with the lender, our assets, including inventory, intellectual property, cash, or other assets, may be seized by our lender. In the event of default, the repayment of this debt will be senior to investors in this current round.

We do not hold any issued patents, and our core technologies rely on an exclusive license.

Our current license is a key element of our intellectual property strategy. Because we depend on the licensed technology for our operations, our success is correlated to our ability to retain and enforce this intellectual property protection for this technology. There exists the possibility that certain licensed patents will not be sufficiently broad to protect key aspects of our technology, or that competitors will be able to duplicate our products in a way that patent law does not provide effective legal or injunctive relief. Additionally, we could be materially harmed if the license became revoked. Although the license is "irrevocable", there are certain triggers that permit the Licensor to terminate the agreement. Those triggers include, but are not limited to, the Company going into receivership or bankruptcy or the Company failing to meet certain commercialization milestones.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Henry Deutsch & Bryce Fisher who are COO & CEO of the Company. The Company has or intends to enter into employment agreements with Henry Deutsch & Bryce Fisher although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Henry Deutsch & Bryce Fisher or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2015-2017, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

> **Supplier or Description**: Duralogic Hong Kong
> **Address**: 4 Floor South Building #5, No 88 Baotong Road, Xikeng Village, Henggang Town, Lon Gang District, Shenzhen, China
> **Service**: Manufacture of items and raw materials
> **% of such service**: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of raw material, packaging materials, and freight.
The prices of the raw material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 38.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

Business Plan
At Ravean, before we (a) buy inventory (b) release a new product or (c) do anything, we first launch on Kickstarter. We always launch our products first with a Kickstarter. We do this for a variety of reasons. It helps us validate if the product is something the market wants, it helps us understand what the customers wants changed about the product before we produce it, it makes us extra money, and it pre-funds inventory. Whenever we launch a product on Kickstarter/indiegogo, we have no inventory that corresponds with that crowdfunding product. We launch the Kickstarter and let the Kickstarter run for 30-60days. When the Kickstarter campaign ends we receive the money from the Kickstarter campaign. Typically, we do not see inventory to our warehouse for a completed Kickstarter until 3-5 months after the campaign has ended.

History of the Business
Ravean was formed on August 4, 2015 and launched our first Kickstarter product October 1, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Heated down jacket	Light-weight, heated jackets with temperature control, heated glove connections, and a 12V - 6C system	Direct to consumers, especially those that engage in cold-weather sports and activities
Heated gloves	Light weight, headed gloves, compatible with the Ravean heated jackets; touch screen sensitive	Direct to consumers, especially those that engage in cold-weather sports and activities
Heated Sleeping Bag Liner	Heated 12V sleeping bag liners that are washable, and last up to 12 hours on a single charge	Direct to consumers, especially those that engage in cold-weather sports and activities
Accessories	Lithium Battery (12V); Lithium Battery (5V); Minimalist wallet with bluetooth tracker; 12V cigarette charging cable	Direct to consumers, especially those that engage in cold-weather sports and activities

We are developing new all season heated products such as heated therapeutic pads and heated blankets.

At Ravean, before we (a) buy inventory (b) release a new product or (c) do anything, we first launch a Kickstarter. We always launch our products first with a Kickstarter. We do this for a variety of reasons. It helps us validate if the product is something the market wants, it helps us understand what the customers wants changed about the product before we produce it, it makes us extra money, and it pre-funds inventory. Whenever we launch a product on Kickstarter/indiegogo, we have no inventory that corresponds with that crowdfunding product. We launch the Kickstarter and let the Kickstarter run for 30-60 days. When the Kickstarter campaign ends we receive the money from the Kickstarter campaign. Typically, we do not see inventory to our warehouse for a completed Kickstarter until 3-5 months after the campaign has ended.

Competition
The Company's primary competitors are Milwaukee, DeWalt, Gerbing, and Venture Gear.

The markets in which our products are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe that our products are distinguished from that of our competitors in that we have:

- Patented carbon fiber system
- Patented Multi-zone heat control.
- Patented detachable glove system, heated hood, heated pockets, and heated body.

Supply Chain and Customer Base
All the finished good for the Company are purchased from Duralogic Hong Kong, our single-source supplier/partner The prices we pay for finished goods are set for one year.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Duralogic Hong Kong 4 Floor South Building #5, No 88 Baotong Road, Xikeng Village, Henggang Town, Lon Gang District, Shenzhen, China	Manufacture of items and raw materials	100.0%

We are 100% online direct to consumer currently. We acquire customers through: Kickstarter, Indiegogo, Facebook, Google, Bing, Instagram, Youtube, and PR outlets. A description of our average customer is a 25-45 year old, millennial, male, living in major cites such as San Francisco ,New York, Boston,Toronto, London, Melbourne. Currently, approximately 80% of sales come from USA, 10% from Canada, and 10% from Europe.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
1752168	Athletic apparel, namely, shirts, pants, jackets, hats and caps, athletic uniforms, athletic footwear	Ravean	October 27, 2015	December 12, 2015	USA
1282902	Athletic apparel, namely, shirts, pants, jackets, hats and caps, athletic uniforms, athletic footwear	Ravean	January 7, 2016	January 11, 2016	EU
TMA962635	Athletic apparel, namely, shirts, pants, jackets, hats and caps, athletic uniforms,	Ravean	December 12, 2016	February 13, 2017	Canada

	athletic footwear			

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Steven Yue	Duralogics USA, LLC	A royalty-free, exclusive right and license to use, exercise, and fully exploit the technology listed in Exhibit A of that agreement, including: - U.S. Patent Application: US2014/0021189, Jan. 23, 2014 - Canadian Patent 2811111, May 26, 2015 - Registration Number RN148942 - AAU-86725289 - U.S. Patent Application: US 7,105,782 B2 - U.S. Patent Application: US 7,458,106 - U.S. Patent Application: US 9,095,006	Perpetual and irrevocable

We are committed to developing leading-edge ideas. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. Historically, we have not allocated a distinct portion of our operating budget to research and development. Post fundraise, we intend to use approximately 0.5% of the proceeds to fund brand and product development efforts.

Real Property

The Company owns or leases the following real property: Not Applicable

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to regulations around batteries. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
None

Other
The Company's principal address is 12 La Montagne Ln, Sandy, UT 84092

The Company has no additional addresses.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Steven Yue

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Partner, 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steven is known as the "Godfather" of wearable heated technology. Electrical engineer, inventor, and factory owner, Steven began his career working for Intel and Hewlett Packard. After several years of success, Steven decided to start his own venture and began developing heated apparel. He has developed some of the safest, most durable heating technology in the world, and has many worldwide patents.

- **Ravean, Partner, July 2015 – present**: Steven leads Ravean's research and development, product development, manufacturing operation, and production. Steven's manufacturing efforts in Hong Kong supply Ravean with its merchandise.
- **Duran, President 2001 – present:** Steven led production and manufacturing for big companies like DeWalt, and Milwaukee. He created their heated jackets and accessories.

Name
Bryce Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
A serial entrepreneur with a passion for building startups, Bryce has started several successful business ventures in several different industries. He speaks two dialects of Chinese and has lived in China for four years. Bryce loves creating new brands and products. He is experienced in website development, online marketing, and e-commerce.

- **Ravean, CEO and Co-Founder, July, 2015 – present**: as a founding partner and the CEO of Ravean, Bryce is instrumental in creating the Ravean Brand and driving the company's strategy and growth. Bryce develops and implements Ravean's plans and drives Ravean's CrowdFunding efforts.
- **Luvaire, President and General Manager, October 2014 – February 2015:** As the President and General Manager, Bryce helped lead the integration efforts when Luvaire was acquired.
- **Luvaire, Co-Founder and China Production Manager, February 2014 – October 2014:** Led the Chinese Production Management for Luvaire, an essential oil diffuser and home appliance company; developed products; managed supply chain logistics; led company's product development, supply chain management, and product sourcing.

Name
Henry Deutsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Traveling and living in the PRC in the late 70's, Deutsch was an early pioneer in Far East Sourcing and trading. He has become an expert in supply chain optimization, U.S. Customs rules and regulations, logistics, and distribution. His real world experience in understanding cultural challenges, has gained him a reputation in achieving win-win solutions.

- **Ravean, COO and Co-Founder, September 4, 2015 – present**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for Ravean Heated Clothing and SereneHeat; Managed and implement, product development process and procedures from concept to commercialization with CPD and CMO; Develop two worldwide distribution programs, direct from China and direct from USA, to over 30 countries; Develop and implement SereneHeat FDA program for listing products for approval
- **Radians, Inc., Director of Sourcing, January 2015 – August 2015**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for 20 factories in three countries; Implemented and executed Supplier Agreements with 35 suppliers in 4 countries, with 100% buy in; Implemented annual rebate programs with over 10 factories resulting in a potential $ 1M million dollar rebate; Managed a portfolio of over $25M free on board (FOB) dollars- Annual Purchasing Value; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and dutiable value. By using the 1st sale rule, reduced the dutiable value by 20%, from $25M to $18M, for a savings of approximately $300,000/annually.
- **Custom LeatherCraft, Director of Global Sourcing, 2010-2014**: Develop and implement all purchasing and quality control procedures for 15 factories in four countries worth $15M; Oversaw production moves from Southern China to Northern China, Pakistan, Indonesia, Malaysia and Sri Lanka while actively managing all production facilities in Pakistan, China, India, Indonesia, Taiwan and Korea to combat rising prices and reducing prices by 16-18%; Utilized knowledge of customs, tariff classifications, and costs to

lower duty rates and place competitive bids by 7% or $1.5M; Sourced new products in several categories, including gloves, hard hats, respirators and other safety equipment.

Name
Jonathan Bybee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Creative Director and Co-Founder, July, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Creative director by day, rock climber by night. Jon has 20+ years of product design, branding, web UX, and illustration experience. He has been the Creative director for several well-know firms and has a plethora of experience in all-things creative. He got tired of being a cog and has decided to breakout and start his own business. Incredible mustache, great smile, and charming personality.

- **Ravean, Creative Director and Co-Founder, July 2015 – present**: as a founding partner of Ravean, Jon is in charge of brand design, web, print, and product design. Design decisions pass through Jon if they represent the brand
- **Scribble on Everything, Owner, November 2006-February 2016**: As the owner of this design company, Jon was in charge of running operations for this company.

Name
DaHuang Cai

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Partner, July 1, 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

- **Ravean, Partner, July, 2015 – present**: KaiDaHuang leads Down Jacket manufacturing and strategic partnerhips for Ravean.
- **JiYiSheng, President, 2005 – Present:** Factory owner and manager for companies like Uniqlo and Edidie Bauer. Manufactures down coats.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Henry Deutsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Traveling and living in the PRC in the late 70's, Deutsch was an early pioneer in Far East Sourcing and trading. He has become an expert in supply chain optimization, U.S. Customs rules and regulations, logistics, and distribution. His real world experience in understanding cultural challenges, has gained him a reputation in achieving win-win solutions.

- **Ravean, COO and Co-Founder, September 4, 2015 – present**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for Ravean Heated Clothing and SereneHeat; Managed and implement, product development process and procedures from concept to commercialization with CPD and CMO; Develop two worldwide distribution programs, direct from China and direct from USA, to over 30 countries; Develop and implement SereneHeat FDA program for listing products for approval

- **Radians, Inc., Director of Sourcing, January 2015 – August 2015**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for 20 factories in three countries; Implemented and executed Supplier Agreements with 35 suppliers in 4 countries, with 100% buy in; Implemented annual rebate programs with over 10 factories resulting in a potential $ 1M million dollar rebate; Managed a portfolio of over $25M free on board (FOB) dollars- Annual Purchasing Value; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and dutiable value. By using the 1st sale rule, reduced the dutiable value by 20%, from $25M to $18M, for a savings of approximately $300,000/annually.
- **Custom LeatherCraft, Director of Global Sourcing, 2010-2014**: Develop and implement all purchasing and quality control procedures for 15 factories in four countries worth $15M; Oversaw production moves from Southern China to Northern China, Pakistan, Indonesia, Malaysia and Sri Lanka while actively managing all production facilities in Pakistan, China, India, Indonesia, Taiwan and Korea to combat rising prices and reducing prices by 16-18%; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and place competitive bids by 7% or $1.5M; Sourced new products in several categories, including gloves, hard hats, respirators and other safety equipment.

Name
Bryce Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
A serial entrepreneur with a passion for building startups, Bryce has started several successful business ventures in several different industries. He speaks two dialects of Chinese and has lived in China for four years. Bryce loves creating new brands and products. He is experienced in website development, online marketing, and e-commerce.

- **Ravean, CEO and Co-Founder, July 2015 – present**: as a founding partner and the CEO of Ravean, Bryce is instrumental in creating the Ravean Brand and driving the company's strategy and growth. Bryce develops and implements Ravean's plans and drives Ravean's CrowdFunding efforts.
- **Luvaire, President and General Manager, October 2014 – February 2015:** As the President and General Manager, Bryce helped lead the integration efforts when Luvaire was acquired.
- **Luvaire, Co-Founder and China Production Manager, February 2014 – October 2014:** Led the Chinese Production Management for Luvaire, an essential oil diffuser and home appliance company; developed products; managed supply chain logistics; led company's product development, supply chain management, and product sourcing.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Board of Directors	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 full time employees and 1 part time employees in Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

In April 2017, the Company completed a combined offering under Regulation CF and 506(c) of Regulation D in which approximately $530,507 was raised, equaling approximately 535,487 shares of Series Seed Preferred Stock at a share price of $0.9907 to be issued. The Company will issue SI Securities, LLC, who acted as placement agent and intermediary, an additional number of shares equaling 5% of the investments that came in through the SeedInvest platform. All information in the Form C-AR regarding outstanding equity and ownership in the Company is calculated on a pre-offering basis, as the Series Seed Preferred Stock has not yet been issued as of the date of the filing of this form. The terms of the Series Seed Preferred Stock are stated below under "Classes of Securities of the Company".

The use of proceeds from the offering will be general marketing, research and development, future wages, general working capital, contractors, supply chain, and sales and CS expenses.

The Company has the following debt outstanding:

Type of debt	Revenue Loan Financing
Name of creditor	Decathalon Alpha III, LP
Amount outstanding	$500,000
Interest rate and payment schedule	Repayment is equal to the amount advanced plus interest equal to the amount calculated based on the frequency, amount, and timing of payments required to generate the greater of (a) a 30% internal rate of return on the aggregate Amount Advanced or (b) an amount equal to the minimum interest as shown on Schedule 2 to the Revenue Loan Financing Agreement.
Describe any collateral or security	Substantially all assets of the Company, including its intellectual property
Maturity date	The earlier of March 2021, a change in control event, or other triggering event

Ownership

A majority of the Company is owned by a few people. Currently, Steven Yue is an owner of approximately 38.46% of the equity in Ravean; Henry Deutsch is an owner of approximately 19.23% of the equity in Ravean; and Bryce Fisher is an owner of approximately 19.23% of the equity in Ravean.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Steven Yue	38.5%

FINANCIAL INFORMATION

Please see the financial information listed on in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

On June 28, 2017, the Company converted to a Delaware corporation (the "Corporation"). The Corporation has authority to issue 4,580,751 shares, consisting of (a) 4,049,000 shares of Common Stock, having a par value of $0.001per share and (b) 531,751 shares of Preferred Stock, having a par value of $0.001 per share. All shares of the Preferred Stock of the Corporation are designated "Series Seed Preferred Stock".

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The Company currently requires $40,000-50,000 per month to sustain operations. This does not include inventory ordering or boosted up marketing. The Company does not anticipate that the burn rate will change dramatically after the raise.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the operations of the Company.

The Company has the following sources of capital in addition to the proceeds from the Offering:
Decathlon RBF Loan

Effective September 7, 2017, the Company entered into revenue loan and security agreement (the "Loan"). The initial funding was $300,000 and the Loan provides for two additional advances of $100,000 each, for a total potential lending facility of $500,000. The two additional advances are available until August 15, 2017, subject to a total loan cap of 20% of revenues for the preceding 12-month period at the time of the advance request. Interest is stated as the greater of one times the total outstanding loan amount at the loan repayment date or the internal rate of return defined in the agreement, which is generally a 30% annual return on the outstanding principal. The loan matures at the earlier of March 2021, a change in control event (as defined in the agreement), or other triggering event, such as a default (as defined in the agreement). The Loan is collateralized by substantially all assets of the Company, including its intellectual property.

Repayments are due monthly at an amount determined based on the prior month's revenues, calculated as the prior month's revenues multiplied by the applicable revenue percentage in place at that time. The applicable revenue percentage varies from 1%-3.75%.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Steven Yue, a director of the Company, owns Duralogic (Holding) Limited, a shareholder of the Company from which the Company has licensed much of its current intellectual property, and which manufacture products similar to the Company's products in Asia and for certain US buyers as set forth in the Amended and Restated License Agreement between the Company and Duralogic (Holding) Limited and the other parties thereto, dated on or about February 11, 2016, as amended.

- The Company is party to a Supplier Agreement and Unit Purchase Agreement dated on or about May 1, 2016, with Cai Da Huang a director and shareholder of the Company pursuant to which equity of the Company will be exchanged in part for the manufacture of the Company's products

- The Company's supplier, Duralogic "Holding" Limited (a Hong Kong company), is a related party due to a stockholder of Duralogic "Holding" Limited also being a member of the Company. Duralogic "Holding"

Limited is wholly owned by Steven Yue, a director of the Company. Costs of goods sold of $826,542 and $572,758 for the periods ended December 31, 2016 and 2015, respectively, were incurred with this related party. All inventory is purchased from this related party, including the $350,224 and $198,230 of inventory held as of December 31, 2016 and 2015, respectively. Payables due to this related party as of December 31, 2016 and 2015 were $431,137 and $855,550, respectively.

- Members of the Company have advanced funds and paid expenses on the Company's behalf, as needed, since inception. The balances due to these related parties as of December 31, 2016 and 2015 were $50,600 and $61,951, respectively. These advances bear no interest and are considered payable on demand.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

- Steven Yue, a director of the Company, owns Duralogic (Holding) Limited, a shareholder of the Company from which the Company has licensed much of its current intellectual property, and which manufacture products similar to the Company's products in Asia and for certain US buyers as set forth in the Amended and Restated License Agreement between the Company and Duralogic (Holding) Limited and the other parties thereto, dated on or about February 11, 2016, as amended.

- The Company is party to a Supplier Agreement and Unit Purchase Agreement dated on or about May 1, 2016, with Cai Da Huang a director and shareholder of the Company pursuant to which equity of the Company will be exchanged in part for the manufacture of the Company's products

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bryce Fisher	
(Signature)	
Bryce Fisher	
(Name)	
CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer	
(Title)	
4/30/18	
(Date)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Henry Deutsch	
(Signature)	
Henry Deutsch	
(Name)	
Director	
(Title)	
4/30/18	
(Date)	
/s/Bryce Fisher	
(Signature)	
Bryce Fisher	
(Name)	
Director	
(Title)	
4/30/18	
(Date)	
/s/ Steven Yue	
(Signature)	
Steven Yue	
(Name)	
Director	
(Title)	
4/30/18	
(Date)	

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Bryce Fisher certify that the financial statements of Duralogic USA Inc. included in this Form are true and complete in all material respects.

Bryce Fisher CEO
5/1/2018

Duralogic USA, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Refunds-Allowances	-240,671.30
Sales	
Carbon Wallets	222,756.00
Sales - Other	2,186,430.91
Total Sales	2,409,186.91
Total Income	2,168,515.61
Cost of Goods Sold	
Cost of Goods Sold	-91,760.76
Inventory Adjustments	717,373.00
Quality Assurance Testing	6,961.93
Shipping & Handling	
Duties	32,609.69
Shipping & Handling - Other	241,071.23
Total Shipping & Handling	273,680.92
Supplies & Materials - COGS	60.00
Total COGS	906,315.09
Gross Profit	1,262,200.52
Expense	
Advertising/Promotional	
Contractors	168,181.40
Ecommerce - PPC Marketing	264,959.03
Kickstarter Expenses	32,000.66
Online Marketing	66,508.91
Advertising/Promotional - Other	36,599.89
Total Advertising/Promotional	568,249.89
Bank Charges	1,265.70
Credit Card Fees	
PayPal Fees	10,295.47
Credit Card Fees - Other	49,267.43
Total Credit Card Fees	59,562.90
Customer Service Contractors	29,939.75
Equipment Expense	1,914.62
Facilities	
Rent or Lease	700.00
Total Facilities	700.00
Freight & Delivery	222.43
Insurance	
Insurance - Liability	5,000.00
Insurance - Other	350.26
Total Insurance	5,350.26
Interest Expense	88,820.87
Legal & Professional Fees	
Accounting	43,727.83
Legal & Professional Fees - Other	42,130.77

Duralogic USA, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Total Legal & Professional Fees	85,858.60
Office Expenses	
Dues & Subscriptions	15,011.62
Fax Service	154.64
Internet	210.25
Office Supplies	478.18
Stationery & Printing	56.42
Office Expenses - Other	2,226.76
Total Office Expenses	18,137.87
Other	16.01
Payroll	
Processing Fee	955.07
Taxes	24,332.41
Wages	69,910.94
Total Payroll	95,198.42
Product Development	
Contractors	30,932.36
Photography	1,515.00
Product Design	3,499.00
Samples	625.02
Trade Shows	1,509.23
Product Development - Other	19,968.36
Total Product Development	58,048.97
Refunds	5,929.42
Shipping and Delivery	162,254.75
Software/Hardware/Resources	1,162.34
Taxes & Licenses	25.53
Travel	
Air Fare	15,088.44
Car Rental	542.91
Lodgeing	3,129.40
Meals & Entertainment	2,922.94
Travel Internet	362.50
Travel - Other	19,277.36
Total Travel	41,323.55
66900 · *Reconciliation Discrepancies	3,512.78
Total Expense	1,227,494.66
Net Ordinary Income	34,705.86
Other Income/Expense	
Other Expense	
Miscellaneous	55,181.40
Total Other Expense	55,181.40
Net Other Income	-55,181.40
Net Income	**-20,475.54**

Duralogic USA, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Chase Bank - 1077	52.10
Chase Checking - 6922	5.00
Duralogic - Chase 5207	400,716.18
PayPal	14,915.07
Silicon Valley Bank Checking	25,000.00
Stripe	-302.48
Total Checking/Savings	440,385.87
Accounts Receivable	
Accounts Receivable	8,021.99
Total Accounts Receivable	8,021.99
Other Current Assets	
Inventory Asset	236,749.40
Prepaid Expenses	
Deposits on Goods	96,222.00
Kickstarter Fees	52,929.30
Preapaid Credit Card Fees	17,243.86
Prepaid Shipping	2,629.53
Total Prepaid Expenses	169,024.69
Restricted Cash- Paypal	
Paypal Chargeback Hold	346.34
Total Restricted Cash- Paypal	346.34
12100 · *Inventory Asset	183,918.45
Total Other Current Assets	590,038.88
Total Current Assets	1,038,446.74
Fixed Assets	
Equipment	3,900.00
Total Fixed Assets	3,900.00
TOTAL ASSETS	**1,042,346.74**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	126,799.09
Total Accounts Payable	126,799.09
Credit Cards	
CC - Henry - 3435	
CC - Bryce - 5506	7,228.64
CC - Ezra - 9461	-26.00
CC - Jon - 9946	-119.95
CC - Henry - 3435 - Other	-2,218.07
Total CC - Henry - 3435	4,864.62
Total Credit Cards	4,864.62
Other Current Liabilities	
Accrued Liabiliities	10,000.00

Duralogic USA, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Decathalon Alpha III Loan	50,162.39
Deferred Revenue	
Ultra Light	371,406.00
Total Deferred Revenue	371,406.00
Kickstarter Accruls	137,647.66
Loan - Bryce Fisher	2,000.00
Loan - Ezra Kwong	2,000.00
Loan - Henry Deutsch	2,000.00
Loan Jon Bybee	2,000.00
Loan Steven Yue	113,600.00
Notes Payable - Paypal	5,239.60
Sales Tax Payable	35,938.00
Total Other Current Liabilities	731,993.65
Total Current Liabilities	863,657.36
Long Term Liabilities	
Decathalon Alpha III Loan - LTL	447,122.07
Total Long Term Liabilities	447,122.07
Total Liabilities	1,310,779.43
Equity	
Distributions - Henry Deutsch	-144,000.00
Distributions - Bryce Fisher	-150,500.00
Distributions - Ezra Kwong	-135,000.00
Distributions - Jon Bybee	-115,000.00
Distributions - Steven Yue	-141,000.00
Equity - Jin Jiang Garment	400,000.00
Opening Balance Equity	2,119.11
Owner's Equity	276,000.00
Owner's Equity - Bryce Fisher	14,240.20
Owner's Equity - Ezra Kwong	-4,500.00
Owner's Equity - Henry Deutsch	14,129.00
Owner's Equity - Jon Bybee	-3,833.00
Owner's Equity - Steven Yue	85,760.32
30000 · Opening Balance Equity	-1,359.45
32000 · Retained Earnings	-345,013.33
Net Income	-20,475.54
Total Equity	-268,432.69
TOTAL LIABILITIES & EQUITY	1,042,346.74